Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 12, DATED NOVEMBER 14, 2002
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 12 to you in order to supplement our prospectus. This supplement, dated November 14, 2002 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 12 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 11 dated November 5, 2002, Supplement No. 10 dated October 23, 2002, Supplement No. 9 dated September 30, 2002, Supplement No. 8 dated September 19, 2002 and Supplement No. 7 dated September 6, 2002, (Supplement No. 7 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and August 27, 2002), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since November 5, 2002, the date of our last supplement. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
Property	Type	Year Built	Date Acquired	Approx. Acquisition Costs, including expenses *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 11/12/02 (%)	No. of Tenants	Major Tenants

Clayton Corners US Highway 70 at Shotwell Road Raleigh, NC	NC	1999/2001	11/14/02	$15,000,000 (1)	125,648	97	32	Lowe's

Shops on the Circle Highway 210 and Ross Clark Circle Dothan, AL	NC	2000	11/13/02	$15,016,000 (2)	149,085	97	20	TJ Maxx Old Navy Office Max PETsMART

South Hampton Village Georgia Route 74 Tyrone, GA	D	To be built	Land acquired 11/12/02	$2,493,000	77,890	--	--	Publix

Jones Bridge Plaza 5075 Peachtree Plaza Norcross, GA	NC	1999/2000	11/8/02	$7,895,000	83,383	100	13	Ingles Grocery Store

Rainbow Food Store 8800 Lakeview Parkway Rowlett, TX	SU	1995	11/7/02	$4,606,000	63,117	100	1	Rainbow Foods

  Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.
  As part of the purchase of this property, we assumed the existing debt with a remaining balance of approximately $9,850,0000. The loan requires principal and interest payments based on an annual rate of 7.25% and matures in 2012.
  As part of the purchase of this property, we assumed the existing debt with a remaining balance of approximately $12,400,0000. The loan requires principal and interest payments based on an annual rate of 7.92% and matures in 2010.

NC Neighborhood Center

SU Single User Retail Property

 D Development Project

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,011,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of November 13, 2002, we had sold 39,286,944 shares in our third offering, resulting in gross proceeds of $392,821,098 securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of November 13, 2002, we had incurred $33,807,124 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $358,529,601 of net proceeds from the sale of those 39,286,944 shares. An additional 2,689,002 shares have been sold pursuant to our Distribution Reinvestment Program as of November 13, 2002, for which we have received additional net proceeds of $25,545,516. As of November 13, 2002, we had repurchased 355,882 shares through our Share Repurchase Program resulting in disbursements totaling $3,300,739. As a result, our net offering proceeds from all offerings total approximately $960,852,549 as of November 13, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2002, we have incurred and paid property management fees of $3,233,783. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the nine months ended September 30, 2002, we had incurred $3,293,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $5,540,000 are included in the purchase prices we have paid for all our properties purchased through November 13, 2002. As of November 13, 2002, we had invested approximately $654,250,000 in properties that we purchased for an aggregate purchase price of approximately $1,188,840,000, and we had invested approximately $46,475,000 in two notes receivable from developers of two shopping centers. In addition, we have funded a $53,000,000 first mortgage, secured by 19 Eckerd drug stores, which we intend to acquire in early 2003. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of November 13, 2002, we had net offering proceeds of approximately $210,000,000 available for investment in additional properties. As of November 13, 2002, we have committed to the acquisition of an additional $660,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.